UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2008

Commission File Number: 000-33765

AIRMEDIA GROUP INC.
17/F, Sky Plaza,
No. 46 Dongzhimenwai Street
Dongcheng District
100027, Beijing
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

AIRMEDIA GROUP INC.
Form 6-K

Page
Signature	3
Exhibit 99.1 - Press release	4

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRMEDIA GROUP INC.
By:	/s/ Conor Chiahung Yang
	Name:	Conor Chiahung Yang
	Title:	Chief Financial Officer

Date: December 30, 2008

Exhibit 99.1
AirMedia Announces US$50 Million Share Repurchase Program
Beijing, China — December 29, 2008 — AirMedia Group Inc. (Nasdaq: AMCN), operator of the largest digital media network in China dedicated to air travel advertising, today announced that its board of directors has approved a share repurchase program.
AirMedia’s board of directors has authorized, but not obligated, AirMedia to repurchase up to US$50 million worth of its own outstanding American Depositary Shares (“ADSs”) throughout 2009. The repurchases will be made from time to time on the open market at prevailing market prices, in negotiated transactions off the market, in block trades or otherwise. AirMedia may execute its repurchase program pursuant to a plan in conformity with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, which allows AirMedia to repurchase its ADSs pursuant to the pre-determined terms under the plan at any time, including during periods in which it may be in possession of material non-public information. The timing and extent of any purchases will depend upon market conditions, the trading price of ADSs and other factors, and be subject to the restrictions relating to volume, price and timing in accordance with applicable laws. AirMedia expects to implement this share repurchase program in a manner consistent with market condition and the interest of its shareholders. AirMedia’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. AirMedia plans to fund repurchases made under this program from its available cash balance.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, if advertisers or the viewing public do not accept, or lose interest in, our air travel digital media network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected; we derive substantially all of our revenues from the provision of air travel advertising services, and if there is a downturn in the air travel advertising industry, we may not be able to diversify our revenue sources; if our customers reduce their advertising spending due to an economic downturn in China and/or elsewhere or for any other reason, our revenues and results of operations may be materially and adversely affected; if we are unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow us to place or operate the digital TV screens in airports or on airplanes, we may be unable to maintain or expand our network coverage and our business and prospects may be harmed; a substantial majority of our revenues are currently concentrated in the five largest airports and three largest airlines in China, and if any of these airports or airlines experiences a material business disruption, our ability to generate revenues and our results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate our future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
About AirMedia Group Inc.
AirMedia Group Inc. (Nasdaq: AMCN) operates the largest digital media network in China dedicated to air travel advertising. AirMedia has contractual concession rights to operate digital TV screens in 53 airports, including all of the 30 largest airports in China. AirMedia also has contractual concession rights to operate TV-attached digital frames ranging from 46 to 52 inches and stand-alone digital frames ranging from 63 to 82 inches in 19 major airports. In addition, AirMedia has contractual concession rights to place its programs on the routes operated by 9 airlines, including the three largest airlines in China, and the exclusive rights in mainland China to sell advertisements on Cathay Pacific Airline and Dragonair’s routes. AirMedia also offers advertisers other media platforms in airports, such as 360-degree LED displays, mega display screens, shuttle bus displays and billboards on gate bridges. For more information about AirMedia, please visit http://www.airmedia.net.cn.
Investor Contact:
Raymond Huang
Investor Relations Director
AirMedia Group, Inc.
Tel: 86-10-8460-8678
Email: ir@airmedia.net.cn
Cynthia He
Brunswick Group
Tel: 86-10-65669504
Email: airmedia@brunswickgroup.com

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